Filed by Falcon Capital Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sharecare, Inc.

Commission File No. 333-253113

Date: February 19, 2021

On February 19, 2021, Sharecare, Inc. (“Sharecare”), Falcon Capital Acquisition Corp.’s business combination target, issued a press release entitled “Digital Alpha and Sharecare Announce a Strategic Collaboration to Strengthen the Nexus of Healthcare and Digital Infrastructure Across America.” The press release announces Sharecare’s strategic collaboration with Digital Alpha. A copy of the press release is set forth below.

Sharecare and Digital Alpha announce a strategic collaboration to strengthen the nexus of healthcare and digital infrastructure across America

Digital Alpha to commit $100 million in outcome-based financing to communities to accelerate well-being improvement initiatives with Sharecare

ATLANTA February 19, 2021 – Digital Alpha, a leading digital infrastructure investment firm, and Sharecare, the digital health company that helps people manage all their health in one place, today announced the initiation of a strategic collaboration to accelerate their shared vision to improve the economic health of communities and the well-being of their citizens.

In addition to bringing Sharecare differentiated expertise and relationships in sustainable communities to help states, cities, and counties meaningfully improve community well-being, Digital Alpha will commit $100 million in outcome-based financing to communities in an effort to help accelerate and deploy the digital infrastructure necessary for them to address, in partnership with Sharecare, the growing demand for expanded access to high-impact solutions that improve health outcomes at scale. Leveraging its strategic relationships with Cisco and other large technology partners in Silicon Valley, Digital Alpha has deployed digital infrastructure in over 70 cities and communities across the globe, delivering enduring economic, environmental, and social value. This outcome-based financing commitment is in addition to Digital Alpha’s recently announced PIPE investment to fund Falcon Capital Acquisition Corp.’s (NASDAQ: FCAC) proposed acquisition of Sharecare.

“Over the last decade, we’ve had the privilege to work with 56 communities across the U.S. to improve and measure the well-being of their residents through our Blue Zones Project by Sharecare solution and the Community Well-Being Index; and now more than ever, people also need access to on-demand digital tools that can help them build resilience and ensure their health security,” said Jeff Arnold, founder, chairman, and CEO of Sharecare. “We believe this collaboration with Digital Alpha will accelerate our ability to address barriers to access and health inequities through digital connectivity and is in strong alignment with our commitment to invest in the people, places, and policies that make the healthy choice the easy choice for everyone.”

Digital Alpha’s flexible outcome-based financing is structured to enable communities in both urban and rural settings to implement Sharecare’s well-being improvement initiatives and digital platform for its residents. Together, Sharecare and Digital Alpha intend to pursue repeatable and scalable projects that have tangible economic impact, such as digital connectivity, environmental, health, safety and security monitoring, and other community health solutions.

“According to Sharecare’s Community Well-Being Index, addressing the underlying social determinants of health is key to developing resilient, thriving communities,” said Anil Menon, executive vice president of community and urban services at Sharecare. “This strategic collaboration allows us to tap into Digital Alpha’s expertise in building community-oriented digital infrastructure, which we believe will help Sharecare create a clear business case for communities looking to make critical investments that decrease the digital divide, mitigate health inequities, and improve overall quality of life.”

“Digital Alpha is excited to pursue outcome-based financings with Sharecare, a leading digital health provider that delivers impactful health solutions at scale, as part of this strategic collaboration,” said Rick Shrotri, founder and managing partner of Digital Alpha. “Our focus on the opportunities at the growing intersection of digital infrastructure and healthcare led us to structure this innovative outcome-based financing solution. Working together with Sharecare, along with our strategic partners, we are pleased to support states, cities, and counties to improve their economic health and community well-being.”

Under the framework agreement between Digital Alpha and Sharecare, the parties have agreed to pursue outcome-based financing agreements in the future on an individual project basis, pursuant to which Digital Alpha would be the preferred provider of up to $100 million of outcome-based financing. All financings under the framework agreement will be used for digital infrastructure to facilitate the deployment of projects promoting digital connectivity, environmental, health, safety and security monitoring, and other community health solutions.

About Digital Alpha

Digital Alpha Advisors, LLC is an investment firm focused on digital infrastructure and services required by the digital economy, with a strategic collaboration agreement with Cisco Systems, Inc. As part of this agreement, Digital Alpha has preferred access to Cisco’s pipeline of commercial opportunities requiring equity financing. Digital Alpha believes that it is the first firm focused on making private equity investments in the significant growth opportunities required to underpin the Digital Economy, including smart cities, next generation broadband networks, and enterprise data management and communication solutions. Digital Alpha was founded by Rick Shrotri, former Head of the Global Infrastructure Funds (GIF) team at Cisco. For more information, please visit www.digitalalpha.net.

About Sharecare

Sharecare is the leading digital health company that helps people – no matter where they are in their health journey – unify and manage all their health in one place. Our comprehensive and data-driven virtual health platform is designed to help people, providers, employers, health plans, government organizations, and communities optimize individual and population-wide well-being by driving positive behavior change. Driven by our philosophy that we are all together better, at Sharecare, we are committed to supporting each individual through the lens of their personal health and making high-quality care more accessible and affordable for everyone. To learn more, visit www.sharecare.com.

About Falcon Capital Acquisition Corp.

Falcon Capital Acquisition Corp. is a newly incorporated blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities. While the Company may pursue on initial business combination opportunity in any industry or sector, it intends to focus on business in the media, digital media/consumer technology, mobile gaming, interactive entertainment, health wellness/lifestyle and related industries which capitalize on its management team’s expertise. The Company’s management team is led by Alan G. Mnuchin, the founder and chief executive officer of Ariliam Group. The Company has formed an investment partnership with Eagle Equity Partners, which is a founding investor in the Company’s sponsor. For more information about Falcon Capital Acquisition Corp., please visit www.falconequityinvestors.com.

Additional Information About the Business Combination and Where to Find It

In connection with the proposed business combination, FCAC intends to file a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include a proxy statement/prospectus, and certain other related documents, to be used at the meeting of FCAC stockholders to approve the proposed business combination. Investors and security holders of FCAC are urged to read the proxy statement/prospectus, any amendments thereto and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about Sharecare, FCAC and the proposed business combination. The definitive proxy statement/prospectus will be mailed to stockholders of FCAC as of a record date to be established for voting on the proposed business combination. Investors and security holders will also be able to obtain copies of the Registration Statement and other documents containing important information about the business combination and the parties to the business combination once such documents are filed with the SEC, without charge, at the SEC’s web site at www.sec.gov, or by directing a request to: Falcon Capital Acquisition Corp., 660 Madison Avenue, 12th Floor, New York, NY 10065, Attention: Saif Rahman, Chief Financial Oﬃcer.

Participants in the Solicitation

FCAC and its directors and executive oﬃcers, under SEC rules, may be deemed participants in the solicitation of proxies from FCAC’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive oﬃcers and a description of their interests in FCAC is contained in the final prospectus for FCAC’s initial public oﬀering, which was filed with the SEC on September 23, 2020, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Falcon Capital Acquisition Corp., 660 Madison Avenue, 12th Floor, New York, NY 10065, Attention: Saif Rahman, Chief Financial Oﬃcer. Additional information regarding the interests of such participants will be set forth in the proxy statement/prospectus for the proposed business combination when available. Each of Sharecare and its directors, executive oﬃcers and other members of its management and employees, under SEC rules, may also be deemed to be participants in the solicitation of proxies from the stockholders of FCAC in connection with the proposed business combination. A list of the names of such directors and executive oﬃcers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus for the proposed business combination when available.

Important Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements that are based on beliefs and assumptions and on information currently available. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this press release include, but are not limited to, Sharecare and Digital Alpha’s plans related to the strategic collaboration arrangement and Digital Alpha’s plans to deploy outcome-based financing as part of the arrangement. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, whether the parties will ultimately agree to terms under individual outcome-based financing agreements under the framework agreement or the realization of the anticipated benefits from the proposed collaboration. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

No Offer or Solicitation

This press release does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release also does not constitute an oﬀer to sell or the solicitation of an oﬀer to buy securities, nor will there be any sale of securities in any state or jurisdiction in which such oﬀer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No oﬀering of securities will be made except by means of a prospectus meeting the requirements of Securities Act of 1933, as amended, or an exemption therefrom.

Sharecare Media Contact

Jen Martin Hall

pr@sharecare.com

Sharecare Investor Relations Contact

Bob East/Jordan Kohnstam

SharecareIR@westwicke.com

Digital Alpha Contact

Dan Meade

dan@dalphafund.com

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